Filed by Goldman Sachs ETF Trust

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Goldman Sachs ETF Trust

Commission File No. 811-23013

Goldman Sachs Asset Management 200 West Street New York, New York 10282

Goldman Sachs Asset Management Announces Reorganization of its Five Thematic ETFs

New York, N.Y. August 7, 2020 – Goldman Sachs Asset Management (“GSAM”) announced today that the Board of Trustees of Goldman Sachs ETF Trust (the “Trust”) has approved an Agreement and Plan of Reorganization (the “Plan of Reorganization”) providing for the reorganization of its five thematic ETFs (formerly known as the Goldman Sachs Motif ETFs) into the Goldman Sachs Innovate Equity ETF (the “Innovate ETF” or “Surviving Fund,” and together with the Acquired Funds, the “Funds”), a newly organized series of the Trust (the “Reorganization”).

The five thematic ETFs (each, an “Acquired Fund” and collectively, the “Acquired Funds”) being reorganized are:

•	Goldman Sachs Data-Driven World ETF

•	Goldman Sachs Finance Reimagined ETF

•	Goldman Sachs Human Evolution ETF

•	Goldman Sachs Manufacturing Revolution ETF

•	Goldman Sachs New Age Consumer ETF

As a result of the Reorganization, the five themes represented by the Acquired Funds - Data-Driven World, Finance Reimagined, Human Evolution, Manufacturing Revolution, and New Age Consumer – will be combined on an equal-weighted basis in a single ticker solution in the Innovate ETF.

“The reorganization is in response to client demand for a single investment product that provides diversified equity exposure across these five themes that we believe are driving technological innovation and secular growth,” said GSAM’s Global Head of ETFs, Michael Crinieri. “Our ETF franchise has a demonstrated ability to leverage the best of the Goldman Sachs platform and, together with our colleagues in GSAM’s Fundamental Equity business, we believe the reorganization will create a simpler, more accessible yet differentiated way to invest.”

The Innovate ETF will seek to provide investment results that closely correspond, before fees and expenses, to the performance of the Solactive Innovative Global Equity Index (the “Innovative Index”). The Innovative Index will combine the five themes on an equal-weighted basis to provide exposure to companies that may benefit from technological innovation and the resulting changes in the economy.

Additional Information

Under the terms of the Plan of Reorganization, each Acquired Fund will transfer all of its assets to the Surviving Fund and the Surviving Fund will assume all of the liabilities of each Acquired Fund. Subsequently, each Acquired Fund will be liquidated and shareholders of such Acquired Fund will receive shares of the Surviving Fund that are equal in aggregate net asset value to the shares of the Acquired Fund held as of the time of valuation specified in the Plan of Reorganization.

The Board and GSAM believe that the Reorganization is in the best interests of each Fund, and that the interests of the shareholders of each Fund will not be diluted as a result of the Reorganization. Details regarding the terms of the Reorganization and factors considered by the Board in connection with the Reorganization will be contained in a combined information statement/prospectus that will be sent to the shareholders of each Acquired Fund.

The Reorganization is expected to qualify as a tax-free event and, as a result, shareholders of the Acquired Funds are not expected to recognize a gain or loss for federal income tax purposes as a result of the Reorganization (except any gain or loss that may result from the receipt of cash in lieu of fractional shares).

The Reorganization is expected to close after the close of business on November 6, 2020, subject to compliance with all regulatory requirements and satisfaction of customary closing conditions. Shares of the Surviving Fund are expected to begin trading on the NYSE Arca, Inc. on November 9, 2020. Shareholders of each Acquired Fund are not required to approve the Plan of Reorganization. The Surviving Fund has not commenced investment operations and does not currently have shareholders.

The Trust intends to file with the U.S. Securities and Exchange Commission (“SEC”) a combined information statement/prospectus on Form N-14 that will be provided to shareholders of each Acquired Fund. When available, the combined information statement/prospectus will describe in detail the terms of the Reorganization.

SHAREHOLDERS OF THE ACQUIRED FUNDS ARE URGED TO READ THE COMBINED INFORMATION STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE REORGANIZATION. INVESTORS SHOULD CONSIDER THE INVESTMENT OBJECTIVES, RISKS, FEES AND EXPENSES OF THE FUNDS CAREFULLY.

Shareholders of the Acquired Fund may obtain free copies of the combined information statement/prospectus and other documents (when they become available) filed with the SEC at the SEC’s web site at www.sec.gov. In addition, free copies of the combined information statement/prospectus and other documents filed with the SEC may also be obtained without charge after the combined information statement/prospectus becomes effective from Goldman Sachs & Co. LLC by calling 1-800-621-2550 or writing to Goldman Sachs Funds, P.O. Box 06050, Chicago, Illinois 60606.

A registration statement containing a preliminary prospectus relating to the shares of the Surviving Fund has been filed with the SEC, but has not yet been declared effective. The information contained in the registration statement of the Surviving Fund is not complete and may be changed. We may not sell shares of the Surviving Fund until the registration statement filed with the SEC is effective. This communication is not an offer to sell securities and is not soliciting an offer to buy securities.

For more information on the Goldman Sachs’ ETFs, please visit www.GSAM.com/ETFs.

About Goldman Sachs Asset Management, L.P. (GSAM)

GSAM is the asset management arm of The Goldman Sachs Group, Inc. (NYSE: GS), which supervises more than $1 trillion in assets as of June 30, 2020. Goldman Sachs Asset Management has been providing discretionary investment advisory services since 1988 and has investment professionals in all major financial centers around the world. The company offers investment strategies across a broad range of asset classes to institutional and individual clients globally. Founded in 1869, Goldman Sachs is a leading global investment banking, securities and investment management firm that provides a wide range of financial services to a substantial and diversified client base that includes corporations, financial institutions, governments, and high-net-worth individuals.

The Goldman Sachs Data-Driven World ETF, Goldman Sachs Finance Reimagined ETF, Goldman Sachs Human Evolution ETF, Goldman Sachs Manufacturing Revolution ETF and Goldman Sachs New Age Consumer ETF (each, a “Fund” and collectively, the “Funds”) seek to provide investment results that closely correspond, before fees and expenses, to the performance of the Goldman Sachs

Data-Driven World Index, Goldman Sachs Finance Reimagined Index, Goldman Sachs Human Evolution Index, Goldman Sachs Manufacturing Revolution Index and Goldman Sachs New Age Consumer Index (each, an “Index” and collectively, the “Indexes”), respectively. The Goldman Sachs Data-Driven World Index is designed to deliver exposure to companies with common equity securities listed on exchanges in certain developed markets that may benefit from the on-going rapid increase in electronically recorded data in the world and its impact on the lifecycle of data delivery and processing. The Goldman Sachs Finance Reimagined Index is designed to deliver exposure to companies with common equity securities listed on exchanges in certain developed markets that may benefit from the on-going structural changes in the support and delivery of financial services. The Goldman Sachs Human Evolution Index is designed to deliver exposure to companies with common equity securities listed on exchanges in certain developed markets that may benefit from the development of new knowledge, medicines and technologies for the medical treatment of the human condition, from birth to end-of-life care. The Goldman Sachs Manufacturing Revolution Index is designed to deliver exposure to companies with common equity securities listed on exchanges in certain developed markets that may benefit from the on-going technology-driven transformation of the manufacturing industry. The Goldman Sachs New Age Consumer Index is designed to deliver exposure to companies with common equity securities listed on exchanges in certain developed markets that may benefit from the on-going structural shifts in the consumer market due to changes in demographics, technology and preferences. A Fund’s investments are subject to market risk, which means that the value of the securities in which it invests may go up or down in response to the prospects of individual companies, particular sectors or governments and/or general economic conditions. By engaging in thematic investing, a Fund relies on the index provider for the identification of companies that are relevant to the included themes and sub-themes, and Fund performance may suffer if such themes or sub-themes are not correctly identified, if a theme or sub-theme develops in an unexpected manner or if the stocks included in its respective Index do not benefit from the development of such themes or sub-themes. Because a Fund may concentrate its investments in an industry or group of industries (for example, the financial services industry group with respect to the Goldman Sachs Finance Reimagined ETF) to the extent that its respective Index is concentrated, the Fund may be subject to greater risk of loss as a result of adverse economic, business or other developments affecting that industry or group of industries. Stock prices of technology and technology-related companies in particular may be especially volatile. Foreign investments may be more volatile and less liquid than investments in U.S. securities and are subject to the risks of adverse economic or political developments. A Fund may invest heavily in investments in Europe and Asia and may be subject to greater losses than if it were less concentrated in Europe and Asia. Each Fund is not actively managed, and therefore a Fund will not generally dispose of a security unless the security is removed from its respective Index. An Index calculation methodology may rely on information based on assumptions and estimates and neither a Fund nor its investment adviser can guarantee the accuracy of the methodology’s assessment of included issuers. A Fund’s performance may vary substantially from the performance of its respective Index as a result of transaction costs, expenses and other factors.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by the use of forward-looking terminology such as “may,” “will,” “should,” “expect,” “anticipate,” “project,” “target,” “estimate,” “intend,” “continue,” or “believe” or the negatives thereof or other variations thereon or comparable terminology. You should read statements that contain these words carefully because they discuss our plans, strategies, prospects and expectations concerning our business, operating results, financial condition and other similar matters. These statements represent GSAM’s and/or the Funds’ belief regarding future events that, by their nature, are uncertain and outside of their control. Any forward-looking statement made by us in this press release speaks only as of the date on which we make it. Factors or events that could cause our actual results to differ, possibly materially from our expectations, include, but are not limited to, the risks, uncertainties and other factors we identify in the sections entitled “Principal Risks of the Fund(s)” in filings we make with the SEC, and it is not possible for us to predict or identify all of them. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Fund shares are not individually redeemable and are issued and redeemed by each Fund at their net asset value (“NAV”) only in large, specified blocks of shares called creation units. Shares otherwise can be bought and sold only through exchange trading at market price (not NAV). Shares may trade at a premium or discount to their NAV in the secondary market. Ordinary brokerage commissions apply. Brokerage commissions will reduce returns.

The Investment Company Act of 1940 (the “Act”) imposes certain limits on investment companies purchasing or acquiring any security issued by another registered investment company. For these purposes the definition of “investment company” includes funds that are unregistered because they are excepted from the definition of investment company by sections 3(c)(1) and 3(c)(7) of the Act. You should consult your legal counsel for more information. Diversification does not eliminate the risk of experiencing investment loss.

A summary prospectus, if available, or a Prospectus for an Acquired Fund containing more information may be obtained from your authorized dealer or from Goldman Sachs & Co. LLC by calling 1-800-621-2550. Please consider an Acquired Fund’s objectives, risks, and charges and expenses, and read the summary prospectus, if available, and the Prospectus carefully before investing. The summary prospectus, if available, and the Prospectus contains this and other information about an Acquired Fund.

The Goldman Sachs Innovate Equity ETF is not sponsored, promoted, sold or supported in any other manner by Solactive AG nor does Solactive AG offer any express or implicit guarantee or assurance either with regard to the results of using the Solactive Innovative Global Equity Index (“Solactive Index”) and/or Solactive Index trade mark or the Solactive Index Price at any time or in any other respect. The Solactive Index is calculated and published by Solactive AG. Solactive AG uses its best efforts to ensure that the Solactive Index is calculated correctly. Irrespective of its obligations towards Goldman Sachs Innovate Equity ETF, Solactive AG has no obligation to point out errors in the Solactive Index to third parties including but not limited to investors and/or financial intermediaries of Goldman Sachs Innovate Equity ETF. Neither publication of a Solactive Index by Solactive AG nor the licensing of the Solactive Index or Solactive Index trade mark for the purpose of use in connection with the Goldman Sachs Innovate Equity ETF constitutes a recommendation by Solactive AG to invest capital in said fund nor does it in any way represent an assurance or opinion of Solactive AG with regard to any investment in this fund.

Goldman Sachs does not provide legal, tax or accounting advice, unless explicitly agreed between you and Goldman Sachs (generally through certain services offered only to clients of Private Wealth Management). Any statement contained in this presentation concerning U.S. tax matters is not intended or written to be used and cannot be used for the purpose of avoiding penalties imposed on the relevant taxpayer. Notwithstanding anything in this document to the contrary, and except as required to enable compliance with applicable securities law, you may disclose to any person the US federal and state income tax treatment and tax structure of the transaction and all materials of any kind (including tax opinions and other tax analyses) that are provided to you relating to such tax treatment and tax structure, without Goldman Sachs imposing any limitation of any kind. Investors should be aware that a determination of the tax consequences to them should take into account their specific circumstances and that the tax law is subject to change in the future or retroactively and investors are strongly urged to consult with their own tax advisor regarding any potential strategy, investment or transaction.

ALPS Distributors, Inc. is the distributor of the Goldman Sachs ETFs. ALPS Distributors, Inc. is unaffiliated with Goldman Sachs Asset Management.

Compliance code: 212121-OTU-1242546 Date of first use: 8/7/2020. ALPS Control: GST 1263 ED 8/7/2021

© 2020 Goldman Sachs. All rights reserved.

NOT FDIC INSURED. MAY LOSE VALUE. NO BANK GUARANTEE. NOT INSURED BY ANY GOVERNMENT AGENCY.

Media Contacts:
Patrick Scanlan	Tel: 212-902-5400